Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	January	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated January 14, 2019 - Neovasc Receives NASDAQ Notification Regarding Minimum Bid Price Deficiency

DOCUMENT 1

Neovasc Receives NASDAQ Notification Regarding Minimum Bid Price Deficiency

NASDAQ, TSX: NVCN

VANCOUVER, Jan. 14, 2019 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX:NVCN) announced today that it has received written notification (the "Notification Letter") from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's common shares for the 30 consecutive business days from November 28, 2018, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until July 15, 2019, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by July 15, 2019, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its common shares between now and July 15, 2019 and intends to cure the deficiency within the prescribed compliance period. As described in the Company's press release issued January 4, 2019, the Company must also regain compliance with the Nasdaq minimum market value requirement by July 2, 2019, and may be eligible for additional time to regain compliance or face delisting if it fails to do so by that date. The Company expects that its common shares will continue to be listed and trade on the Nasdaq Capital Market during these compliance periods.

The Company's business operations are not affected by the receipt of the Notification Letter.

The Company is also listed on the Toronto Stock Exchange and the Notification Letter does not affect the Company's compliance status with such listing.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ (the "Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans to regain compliance with the Nasdaq minimum bid price and minimum market value requirements within the prescribed grace periods, the Company's possible eligibility for additional time to regain compliance with such requirements upon expiration of the prescribed compliance periods, the Company's expectation that its common shares will continue to be listed and trade on the Nasdaq Capital Market during the prescribed compliance periods and the rapidly growing cardiovascular marketplace. Words and phrases such as "may", "intends", "expect", "continue" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; risks relating to the warrants (the "Warrants") and senior secured convertible notes (the "Notes") issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the "2017 Financings"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the quarter ended September 30, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). In particular, in addition to the specified criteria for continued listing, Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Company's common shares, or suspend or delist securities even if the securities meet all enumerated criteria for continued listing on the Nasdaq Capital Market. The Nasdaq could use this discretionary authority at any time to delist the Company's common shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, there is no assurance that the Company will be able to regain compliance with the minimum bid price and minimum market value requirements prior to expiration of the prescribed compliance periods, or if it does, that the Company will be able to maintain such compliance as a result of the risks and uncertainties described above. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

View original content:http://www.prnewswire.com/news-releases/neovasc-receives-nasdaq-notification-regarding-minimum-bid-price-deficiency-300777951.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2019/14/c5146.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 16:30e 14-JAN-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	January 14, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer